

Jeff Canner

Executive Vice President at CRG, llc

Andover, Massachusetts

Connect |  Message | More...

CRG, llc

 University of Massachusetts Amherst

 See contact info

 500+ connections

High Energy Sales, Marketing, Business Development and Innovation leader with a creative approach achieving documented results in increased revenues and growth in consumer products and food services. Expertise in building and developing brand platforms to create foundation for growth. Expe...

Show more ⌄

Experience

CRG, llc

2 mos

○ **Executive Vice President**
Aug 2018 – Present · 2 mos
Andover, MA

Consumer Products Goods business solution company working with emerging brands. Sales and marketing teams, PR/Social Media, R and D, as well as guidance to navigate todays food industry.

○ **Executive Vice President**
Aug 2018 – Present · 2 mos
Andover, MA

Partner

Action Brand Management

Jun 2010 – Aug 2018 · 8 yrs 3 mos
Andover, MA
Action Brand Management brings expertise in Sales, Marketing, Business Development, Product Development and Operations to consumer goods brands. ABM helps brands achieve their goals in operations, packaging, broker networks, go to market strategies, sales strategies, marketing strategies, business targets, business principles and sales projections in... See more

Senior Vice President of Marketing and Innovation

Claridge Natural Foods

Jan 2009 – May 2010 · 1 yr 5 mos
Promoted to Senior Marketing Executive in charge of all marketing and innovation for Ian's, Glutino, Gluten Free Pantry and Healthy Handful brands. Created and Implemented marketing/sales strategies, tactics and promotional plans for all brands across US, Canada and EU. Directed brand management, PR, media relations, corporate positioning, prod... See more

 **Ian's Natural Foods**
8 yrs 1 mo

 **VP Marketing**
Mar 2004 – Mar 2009 · 5 yrs 1 mo

Promoted from Director of Marketing at Ian's in 2004. Managed marketing department for premier all natural /organic kids brand. Created Marketing, Innovation and promotional plans for Ian's Natural Foods and positioned brand to be preeminent frozen kids brand for natural /organic/allergic free channel.... See more

 **Director of Marketing**
Mar 2001 – Feb 2004 · 3 yrs

Launched Start up brand into National distribution, creating and implementing all marketing and product management strategies and tactics. managed and secured relationships with Artisan Entertainment, Fox Entertainment, Radio Disney and MGM studios. Launched I'm a SuperFit Kid loyalty program. Strategically moved brand into kids a... See more

 **Senior Director of Food Services**

ARAMARK
Aug 1989 – Mar 2001 · 11 yrs 8 mos
Directed Sales/Marketing/Operations at University Food Services throughout New England.
Multi Unit experience/ P &L responsibilities
Customer Relations/Client Relations

Education

 **University of Massachusetts Amherst**

B.S., Food Marketing /Economics

Activities and Societies: Student Economic Council Student Run Business Organization

Skills & Endorsements

Marketing Strategy · 56

 Endorsed by **Andy Burger and 6 others who are highly skilled at this**

 Endorsed by **7 of Jeff's colleagues at Ian's Natural Foods**

Product Development · 43

 Endorsed by **Clair Sidman and 3 others who are highly skilled at this**

 Endorsed by **5 of Jeff's colleagues at Ian's Natural Foods**

Brand Management · 35

 Endorsed by **Megan Malagoli Patterson and 2 others who are highly skilled at this**

 Endorsed by **6 of Jeff's colleagues at Ian's Natural Foods**

Show more ⌄

Recommendations

Received (3) Given (10)

 **Jerry Rumker**
Owner at NBT Company
September 24, 2010, Jerry worked with Jeff but at different companies

I had the great pleasure of working with Jeff while he was with Ian's Natural Foods and I was with Organic Milling of Georgia. At the time Jeff was working on a new line of cookies and crackers, he had a vision and plan as well as a passion for the products that I was fortunate enough to witness first hand. Because of his foresight and planning the launch was a huge success.

Jeff is an intelligent and motivated individual who is more than capable of managing projects large and small. I was fortunate to have worked with him and hope to again in the future.

Jerry Rumker

 **John Maggiore**
Principal, Maggiore's Sales & Marketing
June 11, 2010, Jeff worked with John in the same group

Jeff and I worked together at Ian's Natural Foods in its infancy, at the time Ian's had great products but nobody knew about the items or the brand. As Marketing Director Jeff put the Ian's name on the map, first by developing a "new look" to the packaging and then by marketing the brand on a shoestring budget. Being a small company with a small budget it was required of Jeff to get a great bang for every buck he spent and Jeff did exactly that. Jeff wore many hats in the beginning and was a major asset in getting Ian's off the ground.

Show more ⌄

